Exhibit (a)(5)(c)

PRESS RELEASE

CONTACT:

Bob Marese: (212) 929-5045

Lex Flesher: (212) 929-5397

MacKenzie Partners, Inc.

FOR IMMEDIATE RELEASE:

RISCO LTD. DISAPPOINTED IN

INTERNATIONAL ELECTRONICS, INC. RESPONSE

TO $3.50 PER SHARE TENDER OFFER

BOSTON, MA - March 21, 2007 – On March 6, 2007, RISCO Ltd. (RISCO), through Rokonet Industries, U.S.A., Inc., its indirect wholly-owned subsidiary, commenced a cash tender offer to purchase all of the outstanding shares of International Electronics, Inc. (IEI) (OTCBB: IEIB) not already owned by it for $3.50 per share.

On March 16, 2007, IEI issued a press release and filed documents with the U.S. Securities Exchange Commission (the SEC) indicating that it recommends IEI stockholders reject RISCO’s offer because, among other things, IEI believes RISCO’s offer is inadequate, does not reflect the long-term value and prospects of IEI’s strategy, is “opportunistically timed to take advantage of depressed 2006 results” and is “highly conditional”.

In an open letter to IEI stockholders (attached), Moshe Alkelai, Chairman of RISCO, called IEI’s response disappointing, but not surprising. “Once again, when presented an opportunity to create value for all stockholders, the IEI board and management has dug in its heels and refused to do so.”

In response to IEI’s concerns, RISCO points out:

•

RISCO’s offer allows IEI stockholders to choose for themselves whether to accept cash for their shares now, at a significant premium to their historical trading prices prior to RISCO’s offer rather than wait for management’s speculative strategy to work.

•

RISCO believes that IEI’s current strategy is incapable of delivering the results management hopes for. IEI’s product offering is too narrow and the global market place is too competitive, with customers demanding more and more systems integration, which IEI, as a smaller company, is challenged to offer. IEI lacks the resources for significant investment in R&D, sales channel growth, distribution and product support necessary to implement its strategy successfully. IEI lacks the resources to effectively compete with many of its global competitors, including Honeywell, Tyco, Bosch or Siemens, or even smaller competitors.

•

IEI has not generated positive net income in any of the last three fiscal years. According to its publicly filed financial statements, it has actually lost money for 11 of 12 consecutive quarters ending August 31, 2006, over $2.2 million in the aggregate, or $1.33 per share (more than 2-1/2 times the cumulative net income of IEI for the three fiscal years prior to 2004). While IEI points to recent positive earnings of $0.15 per share for the six months ended February 28, 2007 as ratification of its strategy, it would take another 4-1/2 years to recoup the losses accumulated during the previous three years at the current rate.

•	IEI has yet to report retaining a recognized financial advisor to advise the board as to what the current value of management’s speculative long-term strategy is.

•

There has been no significant trading market for IEI’s common stock since it was delisted from Nasdaq in July 2005. Management has not indicated that it is even a goal of the company to again qualify for listing. IEI and its stockholders bear all of the additional expense and burden of being a public company, without stockholders being entitled to the corresponding benefits of a liquid market for their shares. Management has only begun making customary earnings announcements since RSICO commenced its offer.

•

RISCO’s offer of $3.50 per share is almost twice the $1.86 average share price of IEI common stock during the period March 15, 2005 through October 31, 2006, the date of RISCO’s undisclosed offer to the IEI board of directors. During this period, daily trading volume averaged just 4,169 shares.

•

The conditions to RISCO’s offer, by any objective measure, are much less significant, more concrete, more achievable and more certain than the conditions associated with management’s proposed alternative to RISCO’s offer — management’s execution of its speculative strategic plan.

•

Most of the conditions to RISCO’s offer are a direct result of management’s refusal to negotiate. Management could eliminate the most significant conditions by engaging in discussions with RISCO and supporting its offer, including the conditions related to the Massachusetts Control Share Acquisition Statute and the Massachusetts Business Combination Statute.

•	RISCO continues to strive to reduce or eliminate conditions to its offer. It is not conditioned upon RISCO obtaining third-party financing or customary due diligence review of IEI’s operations.

RISCO reports that today it filed preliminary proxy materials with the SEC for a special meeting IEI has indicated it intends to call on April 25, 2007 regarding RISCO’s proposal under the Massachusetts Control Share Acquisition Statute. If a sufficient number of other IEI stockholders vote FOR RISCO’s proposal at that meeting, RISCO will be entitled to exercise voting rights with respect to any IEI shares it acquires in the offer. Such an outcome would satisfy one of RISCO’s conditions and preserve the ability of IEI stockholders to take advantage of the offer.

On the other hand, if holders of a majority of outstanding IEI shares either vote against RISCO’s proposal or do not vote their shares, any IEI shares RISCO might otherwise acquire in its offer may not have voting rights that RISCO can exercise. Such an outcome would significantly detract from RISCO’s ability to realize value in IEI shares that it would like to purchase and could prevent IEI stockholders from taking advantage of its offer.

MacKenzie Partners, Inc. is the Information Agent for RISCO’s tender offer and any questions or requests for the Offer to Purchase and related materials with respect to the tender offer may be directed to MacKenzie Partners, Inc.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the solicitation of proxies of Rokonet Industries, U.S.A., Inc. from stockholders of IEI in connection with the special meeting of IEI stockholders expected to be held on April 25, 2007. Rokonet Industries, U.S.A., Inc. will file a definitive proxy statement on Schedule 14A. IEI STOCKHOLDERS SHOULD READ THOSE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING RISCO’S PROPOSAL. Stockholders will be able to obtain the proxy statement and related materials with respect to the special meeting free at the SEC’s website at www.sec.gov or from Rokonet Industries, U.S.A., Inc. by contacting Mackenzie Partners, Inc. toll free at 1-800-322-2885 or collect at 1-212-929-5500 or via email at proxy@mackenziepartners.com.

The offer to buy IEI common stock is only being made pursuant to an offer to purchase and related materials that Rokonet Industries, U.S.A., Inc. has filed with the SEC. IEI STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Stockholders will be able to obtain the offer to purchase and related materials with respect to the tender offer at the SEC’s website at www.sec.gov or from Rokonet Industries, U.S.A., Inc. by contact Mackenzie Partners, Inc. toll free at 1-800-322-2885 or collect at 1-212-929-5500 or via email at proxy@mackenziepartners.com.

Participants in Solicitation

Rokonet Industries, U.S.A., Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of IEI common stock in respect of the proposed special meeting of stockholders. Certain information about such persons and their interest in the solicitation will be contained in the proxy statement regarding the special meeting, when it becomes available.

[RISCO Letterhead]

March 20, 2007

Stockholders of

International Electronics, Inc.

Dear Fellow Stockholders:

On March 6, 2007, RISCO Ltd. (“RISCO”) through its wholly-owned subsidiary, Rokonet Industries, U.S.A., Inc., commenced a tender offer to acquire all of the outstanding shares of International Electronics, Inc. (“IEI”), subject to certain conditions, at a price of $3.50 per share in cash. We were forced to launch our offer without the support of IEI’s board of directors or management because, despite our repeated attempts to negotiate a consensual transaction, IEI has stonewalled and refused to engage in serious discussion with us.

We were disappointed, but not surprised, to learn that last week IEI decided to oppose our offer. Once again, when presented an opportunity to create value for all stockholders, the IEI board and management has dug in its heels and refused to do so.

IEI offers two principal reasons why it opposes our offer. First, IEI management says our offer is inadequate, takes advantage of a temporary depression of the company’s stock price based on 2006 operating results and does not reflect the long-term value of the company based on management’s 2-1/2 year old strategic plan to turn the company around. Second, IEI says our offer is highly conditional.

In response to the first concern regarding the long-term prospects of IEI under current management’s direction, we can only point out the following:

•

In our view, IEI’s current strategy is incapable of delivering the results management hopes for. IEI’s product offering is too narrow and the global market place is too competitive, with customers demanding more and more systems integration, which IEI as a smaller company, is challenged to offer. IEI lacks the resources for significant investment in R&D, sales channel growth, distribution and product support necessary to implement its strategy successfully. IEI lacks the resources to effectively compete with many of its competitors, including Honeywell, Tyco, Bosch or Siemens, or even smaller competitors.

•

IEI has not generated positive net income in any of the last three fiscal years. According to its publicly filed financial statements, it has actually lost money for 11 of 12 consecutive quarters ending August 31, 2006, over $2.2 million in the aggregate, or $1.33 per share (more than 2-1/2 times the cumulative net income of IEI for the three fiscal years prior to 2004). While IEI points to recent positive earnings of $0.15 per share for the six months ended February 28, 2007 as ratification of its strategy, it would take

Stockholders of

International Electronics, Inc.

March 20, 2007

another 4-1/2 years to recoup the losses accumulated during the previous three years at the current rate.

•

We understand that IEI has yet to retain a recognized financial advisor to advise the board as to what the current value of management’s speculative long-term strategy is. Our question is, how does management know our offer does not reflect full value for IEI? In all of our preceding discussions, management has never once indicated what an appropriate, nonspeculative valuation of the company would be.

•

There has been no significant trading market for IEI’s common stock since it was delisted from Nasdaq in July 2005. Management has not indicated that it is even a goal of the company to again qualify for listing. Management seems content for IEI and its stockholders to bear all of the additional expense and burden of being a public company, without stockholders being entitled to the corresponding benefits of a liquid market for their shares. Management has only begun making customary earnings announcements since we commenced our offer.

•

As reflected in the attached Exhibit, our offer of $3.50 per share is almost twice the $1.86 average share price of IEI common stock during the period March 15, 2005 through October 31, 2006, the date of our offer to the IEI board of directors, which IEI elected not to disclose publicly to its stockholders. During such period, daily trading volume averaged just 4,169 shares. Trading activity and the price of IEI shares have increased since our offer, with public records reflecting one stockholder coincidentally acquiring a significant position. However, we believe the share price and trading volumes would revert to their historic levels should our offer not be consummated.

In response to the board’s second concern, that our offer is highly conditioned, we point out that:

•

Most of the conditions to our offer are a direct result of management’s refusal to negotiate with us. Management could eliminate the most significant of our conditions by engaging in discussions with us and supporting our offer, including the conditions related to the Massachusetts Control Share Acquisition Statute and the Massachusetts Business Combination Statute.

•

The conditions to our offer, by any objective measure, are much less significant, more concrete, more achievable and more certain than the conditions associated with management’s proposed alternative to our offer—management’s execution of its speculative strategic plan.

•

We continue to strive to reduce or eliminate conditions to our offer. It is not conditioned upon RISCO obtaining third-party financing or customary due diligence review of IEI’s operations. We have no interest in not consummating our offer.

Stockholders of

International Electronics, Inc.

March 20, 2007

Soon, you as an IEI stockholder can help us satisfy one of our conditions. Today we filed preliminary proxy statement and related materials with the Securities Exchange Commission (the “SEC”) for a special meeting IEI has indicated it intends to call on April 25, 2007 regarding our proposal under the Massachusetts Control Share Acquisition Statute. If you and a sufficient number of other IEI stockholders vote FOR our proposal at that meeting, we will be entitled to exercise voting rights with respect to any IEI shares we acquire in our offer. Such an outcome would satisfy one of our conditions and preserve your ability to take advantage of our offer.

On the other hand, if holders of a majority of outstanding IEI shares either vote against our proposal or do not vote their shares, any IEI shares we might otherwise acquire in our offer may not have voting rights that we can exercise. Such an outcome would significantly detract from our ability to realize value in IEI shares that we would like to purchase and could prevent you from taking advantage of our offer. We believe that, should our offer not be consummated, over time, IEI shares would revert to their historical trading prices and volumes.

Once we are permitted to do so by the SEC, we will send you a definitive proxy statement and other materials describing our proposal in more detail with instructions on how you can vote your IEI shares.

This communication may be deemed to be solicitation material in respect of the solicitation of proxies of Rokonet Industries, U.S.A., Inc. from stockholders of IEI in connection with the special meeting of IEI stockholders expected to be held on April 25, 2007. Rokonet Industries, U.S.A., Inc. will file a definitive proxy statement on Schedule 14A. IEI STOCKHOLDERS SHOULD READ THOSE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING RISCO’S PROPOSAL. Stockholders will be able to obtain the proxy statement and related materials with respect to the special meeting free at the SEC’s website at www.sec.gov or from Rokonet Industries, U.S.A., Inc. by contacting Mackenzie Partners, Inc. toll free at 1-800-322-2885 or collect at 1-212-929-5500 or via email at proxy@mackenziepartners.com.

Rokonet Industries, U.S.A., Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of IEI common stock in respect of the proposed special meeting of stockholders. Certain information about such persons and their interest in the solicitation will be contained in the proxy statement regarding the special meeting, when it becomes available.

We look forward to the IEI special meeting on April 25 and encourage you to attend in person or by proxy. Vote your shares, preserve your options.

Very truly yours,

/s/ Moshe Alkelai
Moshe Alkelai Chairman of the Board

Exhibit

IEIB – Stock Price Performance & Volume

International Electronics Inc Average Price and Volume – Mar 15, 2005 –Oct 30, 2006

Average Price: $ 1.86

Average Volume: 4,169

Stock Price & Volume Performance, March 15, 2005 - March 16, 2007

10/31/06 - Risco issues bear hug letter to IEIB - $1.70

11/16/06 –Hummingbird Capital, LLC starts accumulating shares - $1.70

$5.0 $4.0 $3.0 $2.0 $1.0 $0.0

250,000 200,000 150,000 100,000 50,000 0

March-05

June-05

September-05

December-05

March-06

June-06

September-06

December-06

March-07